FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of
the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5
1. Name and Address of Reporting Person* Alpine Capital, L.P.	2. Issuer Name and Ticker or Trading Symbol Mesa Royalty Trust (MTR)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director X 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) 201 Main Street, Suite 3100	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 02/13/03
(Street) Fort Worth, Texas 76102		5. If Amendment, Date of Original (Month/Day/Year) 02/14/03 (1)	7. Individual or Joint/Group Filing (Check Applicable Line) Form filed by One Reporting Person X Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Units of Beneficial Interest	02/13/03		S		2,500	D	$44.75	701,816	D	N/A

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

(1)  This amended Form 4 filing is being made on behalf of the Reporting Persons because the original Form 4 was filed in error under the CIK number of the Anne T. and Robert M. Bass Foundation, which is not a Reporting Person on this Form 4.

SEE CONTINUATION SHEET	ALPINE CAPITAL, L.P. By: /s/ Robert W. Bruce III Robert W. Bruce III, Manager **Signature of Reporting Person	February 14, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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CONTINUATION SHEET TO FORM 4
Name and Address of Reporting Person:	Alpine Capital, L.P. 201 Main Street, Suite 3100 Fort Worth, Texas 76102

Issuer Name and Ticker or Trading Symbol:	Mesa Royalty Trust (MTR)
Date of Event Requiring Statement:	February 13, 2003
Other Reporting Persons:	Signatures of Reporting Persons:
Algenpar, Inc. (1) 201 Main Street, Suite 3100 Fort Worth, Texas 76102	ALGENPAR, INC. By: /s/ J. Taylor Crandall J. Taylor Crandall, President
J. Taylor Crandall (1) 201 Main Street, Suite 3100 Fort Worth, Texas, 76102	/s/ J. Taylor Crandall J. Taylor Crandall
Robert W. Bruce III (1) 934 Weed Street New Canann, Connecticut 06840	/s/ Robert W. Bruce III Robert W. Bruce III

Explanation of Responses:

(1)  J. Taylor Crandall ("Crandall") is the President and sole stockholder of Algenpar, Inc., a Texas corporation ("Algenpar"), which is one of two general partners of Alpine Capital, L.P., a Texas limited partnership ("Alpine"), which is the direct beneficial owner of the securities reported herein. Robert W. Bruce III ("Bruce") is the other general partner of Alpine. Pursuant to Rule 16a-1(a)(2)(ii)(B) under the Securities Exchange Act of 1934, as amended (the "Act"), Crandall, Algenpar and Bruce are deemed to be beneficial owners of the units of beneficial interest beneficially owned by Alpine only to the extent of the greater of his or its respective direct or indirect interest in the profits or capital account of Alpine. Pursuant to Rule 16a-1(a)(4) under the Act, this filing shall not be deemed an admission that Bruce, Crandall or Algenpar is, for purposes of Section 16 of the Act or otherwise, the beneficial owner of any securities owned by Alpine in excess of such amount.